July 2, 2007
Via EDGAR and Courier
Elaine Wolff
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Local.com Corporation Registration Statement on Form S-3; File No. 333-141890
Dear Ms. Wolff:
We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated June 8, 2007 (the “Comment Letter”), to the above referenced Form S-3 of Local.com Corporation (the “Company”). The Company has filed, via EDGAR, an amendment number 1 to the above referenced registration statement (the “Amendment”) as well as this letter (tagged correspondence).
For your convenience, we are sending you a copy of this letter.
Following our conversations, we have reduced the number of shares being registered from 3,725,374 shares to 2,857,712 shares. The 2,857,712 shares registered on the amendment represents 31.9% of the total outstanding number of shares of Company common stock held by non-affiliates.
Should you have any questions regarding this response, please contact the undersigned at (949) 789-5214.
Respectfully submitted,
/s/ Douglas S. Norman
Douglas S. Norman
Chief Financial Officer